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SEC FILE NUMBER
8-51480

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Marco Polo Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1230 Avenue of the Americas,16th floor
(No. and Street)

New York City	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alex Mack	917-923-1478	amack@mpsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raphael Goldberg Nikpour Cohen & Sullivan CPAs PLLC
(Name – if individual, state last, first, and middle name)

97 Froehlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5028
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Carlson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Marco Polo Securities Inc _____, as of December 31 _____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

03/30/2023

Signature: _____

AHN TED TAESHIK
Notary Public, State of New York
No. 01AN6286995
Qualified in Westchester County
Commission Expires 08/05/2025

Title: CEO _____

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Marco Polo Securities Inc.

Statement of Financial Condition

DECEMBER 31, 2022

Marco Polo Securities Inc.

CONTENTS



RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Marco Polo Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Marco Polo Securities, Inc. (the "Company") as of December 31, 2022, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Marco Polo Securities, Inc. as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as Marco Polo Securities, Inc.'s auditors since 2022

Woodbury, New York
March 30, 2023

Marco Polo Securities Inc.

STATEMENT OF FINANCIAL CONDITION

	December 31, 2022
ASSETS	
Cash	$ 892,707
Commissions receivable (net)	725,633
Prepaid expenses and other assets	31,300
Total assets	$ 1,649,640
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 690,511
Total liabilities	690,511
Stockholder's equity	
Common stock - no par value; 200 shares authorized; 100 shares issued and outstanding	80,704
Additional paid-in capital	446,589
Retained earnings	431,836
Total stockholder's equity	959,129
Total liabilities and stockholder's equity	$ 1,649,640

See accompanying notes to statement of financial condition

NOTE 1 – DESCRIPTION OF ORGANIZATION AND NATURE OF BUSINESS ACTIVITY

Organization

Marco Polo Securities Inc. (the "Company") is a wholly-owned subsidiary of MPX LLC (the "Parent"), which in turn is a wholly-owned subsidiary of Magellan Global Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), a member of the Securities Investor Protection Corporation ("SIPC"), and a member of the National Futures Association ("NFA") as an introducing broker.

The Company does not carry accounts for customers, or perform custodial functions, related to securities. The Company's primary business is offering investment banking and advisory services and providing private placement services. Accordingly, the Company claims exemption from SEC Rule 15c3-3 under exemptive provision (k)(2)(i). The Company is also engaged in providing "Chaperoning" services under SEC Rule 15a-6 to foreign brokers, soliciting and effecting transactions with US investors.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as determined by the Financial Accounting Standards Board ("F ASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2022, the Company had cash balances in excess of insured limits totaling about $392,707 at two financial institutions. Management monitors the financial condition of the financial institutions and does not anticipate losses from these counterparties.

Accounts Receivable and Allowance for Doubtful Accounts

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. As of December 31, 2022, the allowance for doubtful accounts was $15,487.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for Individual income taxes on his respective share of the Company's taxable income. With regard to the New York City General Corporate Tax, the Company files a consolidated tax return with its parent, and all taxes are paid by the parent company.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2022, there were no cash equivalents.

New Accounting Pronouncements

In June 2016, FASB issued Accounting Standards Update ("ASU") No. 2016-13, "Financial Instruments – Credit Losses" ("ASC Topic 326") Measurement of Credit Losses on Financial Instruments. ASC Topic 326 significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value. Current US GAAP guidance adheres to an incurred loss model for recognizing credit losses and delays the recognition until it is probable that a loss has been incurred. ASC Topic 326 introduces an approach based on current expected losses to estimate credit losses on certain types of financial instruments (e.g., accounts receivables, contract assets, lease receivables, financial guarantees, loans and loan commitments, held-to-maturity (HTM) debt securities, etc.). Management will be required to consider forward-looking information in its determination of an allowance for credit losses (ACL). ASU No. 2016-13 is effective for years beginning December 15, 2021 (i.e., calendar periods beginning January 1, 2022).

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company incurred costs consisting of reimbursable expenses with its parent company and affiliates. Amounts charged to affiliates as of December 31, 2022 and for the year then ended total $177,000 for expense reimbursements. As of December 31, 2022 the Company owed $57,500 to its parent and affiliates.

Compensation and benefits	$165,000
Telecommunications	12,000
Total related party transactions	$177,000

NOTE 4 - OFF-BALANCE SHEET RISK

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with them acting as an agent of, or providing services to, the Company. The Company also indemnifies some customers against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party

NOTE 4 - OFF-BALANCE SHEET RISK (CONTINUED)

brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated.

However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE 5 – MAJOR CUSTOMERS

For the year ending December 31, 2022, the top three customers accounted for 59% of gross revenues. At December 31, 2022 the top three customers accounted for 90% of the company's accounts receivable.

NOTE 6 –COMMITMENTS AND CONTINGENCIES

The Company has one six-month lease and one twelve-month lease ending on April 30, 2023 and November 15, 2023 respectively. The office leases required a deposit with the landlord in the amount of $18,549. This amount is reflected in "Other assets" in the accompanying statement of financial condition. Rent expense, recorded on a straight-line basis was approximately $14,140 in 2022.

NOTE 7 – GUARANTEES

The Company has not issued any guarantees during the year ended December 31, 2022.

NOTE 8- RULE 15C3-3 EXEMPTION

The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i). The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements of CFTC Regulation 1.17 and requirements of the National Futures Association.

At December 31, 2022, the Company has regulatory net capital of $720,523, which exceeds the Company's minimum regulatory net capital requirement of $250,000 (which is net capital requirement of the SEC Rule 15c3-1) by $470,523. The Company's percentage of aggregate indebtedness to net capital is 96% as of December 31, 2022.

NOTE 10 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the audit report, which is the date the financial statement was available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statement.